Mail Stop 4561

June 8, 2006

By U.S. Mail and facsimile to (607) 273-0019

Francis M. Fetsko
Executive Vice President and Chief Financial Officer
Tompkins Trustco, Inc.
The Commons, P.O. Box 460
Ithaca, NY 14851

>   **Re: Tomkins Trustco, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 16, 2006**
>   **File No. 001-12709**

Dear Mr. Fetsko:

We have reviewed your response to our review filed with the Commission on May 3, 2006 and have the following additional comments. Please provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

General

1. We note your response to our previous comment one.   It appears from your disclosure on page 17 that you have discrete financial data available regarding the operations and cash flows of the merchant card customer service, processing services and support operations sold in 2005. Please tell us the following related to the sale of the merchant card business:

- Tell us which reporting unit the cash flows and results of operations the Merchant Card Business is included in, and how you determine the lowest level at which cash flows and results of operations can be distinguished; and,

- Tell us how you determined the amount of gain related to the sale of the Merchant Card Business.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please file your response on EDGAR and provide us with your intended disclosures to be included in your future filings. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant